
thr
THERE

INVEST IN **THR TECHNOLOGIES INC.**

Just Launched! The future of in-person connections for high-value networks.

thr-app.com Palm Beach, FL

Highlights

1. New invite only, UI/UX release
2. Reached 4k users in one month
3. We now have 3 strategic partnerships with over 500k members total.
4. Rolling out all partner integrations by end of 2024
5. November 1, 2024: Launch date for paid memberships.
6. Learn about how we curate serendipity podcastshttps://podcasters.spotify.com/pod/show/thrtech

Featured Investor



Ben Jerome
Syndicate Lead

Follow

Invested $25,000

Principle Owner of Exact Benefits Group

"Thr is more than just a platform—it's a catalyst for meaningful connections and untapped opportunities, redefining how we network and build relationships in an increasingly dynamic world."

Our Team



Eric Creekmore Founder

Eric is a seasoned entrepreneur and global networker who founded his first business at age 10, grew a financial services firm to over 400 agents, and has developed numerous successful businesses.



Marc Gallucci Co-Founder / CMO

Marc is an entrepreneur, founder, and C-suite executive that has built and sold three companies in the media / marketing space (His most recent sale of Relevant24 was to The Publicis Groupe).



Marco Yammine CTO

Marco Yammine is an accomplished professional with a diverse background in business development, financial analysis, and strategic planning. He has extensive experience in leading cross-functional teams and driving growth initiatives.

Effortless in-person meetings with people that matter


thr THERE
Effortless Reconnection
1

There are too many signifiant people in our life that we don't see in person as much as we should.

We constantly miss opportunities to connect because coordinating schedules is awkward, inefficient, and time-consuming.

This is a vital truth for professionals,
who are desperate for a way to remove the friction
from setting up in-person meetings.

We use AI to look into the future and let
significant people know when you will be in the
same city at the same time.

Thr is for the people you already trust, ensuring you know when you'll be in the same city with key contacts, without the noise of unwanted outreach.


10:47
thr
FUTURE PROXIMITY ALERT
Marco Yammine
Currently in Rome, Italy
WILL ALSO BE IN
Philadelphia, PA / 10-8 / 10-12
Message
Create Event


OCTOBER 1

Watch your opt-in network come to life on our proximity forecast map and visualize future opportunities to plan who to meet next.

Future Gathering Alert

Heads up 4 people
Are going to be in Dallas
On 10 /5



DYNAMIC CONTACT SORTING UNLOCKS THE VALUE OF A NETWORK

1. Dynamic sorting.
2. Remove irrelevant people.
3. Updating contact data and significance.


3000 CONTACTS
1000 YOU CARE TO SEE AGAIN
100 PEOPL E YOU ACTIVELY KEEP UP WITH
thr UNLOCKS THIS


Marco Yammine
KEEP
Peter Gallow
SKIP

You have complete control over who you connect with- unlike LinkedIn and other platforms where anyone can contact you.

thr

1000 YOU CARE TO SEE AGAIN

$$$

GO-TO MARKET

thr SUPER CONNECTORS

Super connectors are leveraging ***Thr***'s Pro Membership to unlock advanced tools that allow them to create and manage micro-events, sponsor meet-ups, and monetize their networks through branded experiences. They use the platform for more than just networking—they use it as a tool for business development, sponsorship opportunities, and brand partnerships, ensuring that they're always optimizing their travel and connections.

$250.00 a month / Full access to platform

Advanced functionality / Admin dashboard /Access to affiliate program


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Marco Yammine
Last trip
Upcoming trips

thr CONNECTORS

Connectors are active users who take full advantage of ***Thr***'s sorting features to organize their network. They enjoy the ability to control who can see their travel plans and appreciate the privacy and customization options. They regularly use the platform to make their travel and meet-up plans more efficient, helping them stay on top of their relationships.

$25.00 a month / Full access to platform
Dynamic functionality / Access to affiliate program


thr
Marco Yammine
Last trip
Upcoming trips

thr PASSIVE CONNECTORS

A passive connector signs up for SMS or email notifications about certain key contacts, allowing them to stay informed when someone they follow (or someone who has given them access) is traveling nearby.

They use ***Thr*** passively, as a tool that sends them useful notifications without requiring too much effort.

FREE / Limited access to platform
Static functionality can only receive proximity alerts


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8
PEOPLES TRIPS

Current list of strategic partners as of 8 / 27 / 24

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ENTERPRISE PARTNERS

CUSTOM INTEGRATIONS
MICRO EVENTS / SALES TOOLS
DATA ANALYTICS / DASHBOARD
TARGETED MESSAGING

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PAID MEMBERS
$25.00 MONTH
Full access to platform
Dynamic functionality


thr
Marco Yammine
VP Sales / Marketing
GlobalTech Soultions, Inc.
Chicago, IL
Call
DM
Text
Email
Upcoming trips

thr

FREE SUBSCRIBERS
Limited access to platform
Static functionality can only receive proximity alerts


thr
8
PEOPLES TRIPS
YOU SUBSCRIBED TO
Eric Creelmore
Will be in Denver, CO
Sept. 28 - Oct. 3
Marc Galluzo
Will be in Philadelphia, PA
Oct 10 - Oct. 13
Bob Smith
Will be in Nashville, TN
Oct 22 - Oct. 28
Jim Hanson
Will be in Columbus, OH
Oct 30 - Nov 3

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PRO-MEMBERS

$200.00 A MONTH

ADVANCED FUNCTIONALITY
ADMIN DASHBOARD / ANALYTICS

FEATURES

- 1000 SMS messages per month ($0.06/SMS after).
- Create events / manage communications channels.
- Access to future gatherings map of contacts in locations
- Manage communications /create events

Invitation to affiliate revenue share model:

Earn up to 40% in revenue for bringing in new members or managing existing ones.

1. PREMIUM MEMBERSHIP TIERS
   EXCLUSIVE COMMUNITIES

   Members = $25.00 A MONTH
   Subscribers = FREE

2. BRAND SPONSORED INTEGRATIONS

3. AFFILIATE PROGRAMS

4. DYNAMIC, OPT-IN, GEO-VERIFIED DATA

TAM

1.9B GLOBAL PROFESSIONALS*

Capture 1% = 19.9M
$25.00 Monthly Membership fee per user
19.9M X $25.00 = $497.5M Monthly

$5.9B ANNUALLY

SAM

105M U.S. PROFESSIONALS*

Capture 1% = 10.5M
$25.00 Monthly Membership fee per user
10.5M X $25.00 = $262M Monthly

$3.1B ANNUALLY

NOTE: Future projections are not guaranteed

FINANCIALS

	Q2 / 24	Q3 / 24	Q4 / 24	Q1 / 25	Q2 / 25	Q3 / 25	Q4 / 25
Revenue (ARR)	$0.	$0.	$3,000.	$55,000.	$600,000.	$1,950,000.	$3,500,000
RPU	$0.	$0.	$0.30	$0.50	$0.60	$0.65	$0.70
Users	1,000	5,000	10,000	110,000	1,000,000	3,000,000	5,000,000
Growth		5X	2X	11X	9X	3.0X	1.7X
Costs	$150,000.	$275,000	$280,240.	$324,400.	$368,000.	$476,000	$600,000
Balance	$150,000.	-$275,000.	-$279,490.	-$310,650.	-$218,000	$11,500.	$275,000.
Investments		2,000,000					
Cashflow	$150,000	$1,875,000.	$1,595,510.	$1,284,860.	$1,066,860.	$1,078,360.	$1,353,360.
Runway	3mo	20mo	17mo	12mo	9mo	7mo	7mo

RAISE

We are raising $500k to build product version 2.0.
Product release date scheduled for Jan 3rd, 2025.

USE OF FUNDS

85% STRATEGIC PARTNER PRODUCT BUILD

15% OPERATIONS

NOTE: Future projections are not guaranteed

TRACTION



$1.2M RAISED
January '24
yahoo! finance
May '24
June '24
BETA PLATFORM LAUNCHED
FEATURED IN APP STORES
App Store
Google Play
4K ACTIVE USERS
July '24
August '24
Brand Innovators
JOINS AS PARTNER
bomb
JOINS AS PARTNER
August '24
October '24
INTEGRATED
INTEGRATED
November '24

thr THERE

We have no direct competitors
but there is a ton of money in the space

Social networking / event management

Meetup · Eventbrite · POSH · Snapchat

Professional networking / event management

LinkedIn · Salesforce · cvent · Facebook

Our team has had multiple exits in the media and tech space, blending expertise in business development, brand marketing, B2B + B2C tech, and strategic networking, making us uniquely positioned to scale quickly and disrupt professional relationship management.



ERIC CREEKMORE / Founder

Eric is a seasoned entrepreneur and global networker who founded his first business at age 10, grew a financial services firm to over 400 agents, and has developed numerous successful businesses. His extensive travels and passion for leadership have led him to create innovative solutions for connecting people through dynamic future proximity alerts. With a strong background in business development and a Bachelor's in Business, Eric excels in problem-solving, building strategic networks, and fostering meaningful relationships.



MARC GALLUCCI / CMO / Co-Founder

Marc is an entrepreneur, founder, and C-suite executive that has built and sold three companies in the media / marketing space (His most recent sale of Relevant24 was to The Publicis Groupe). Throughout all of his companies Marc has leveraged human belief and behavioral data to create influential business and societal narratives that impact economics, culture, and physical environments for brands such as Kellogg's, InBev, Allstate, Fox, Turner, ESPN, Priceline.com, and BrownForman.



MARCO YAMMINE / CTO

Marco Yammine is an accomplished professional with a diverse background in business development, financial analysis, and strategic planning. He has extensive experience in leading cross-functional teams and driving growth initiatives across various industries. Marco is known for his strong analytical skills and ability to develop innovative solutions to complex challenges.


20
thr THERE
Curated serendipity is the future of professional networking
Listen to our podcasts to learn more
https://podcasters.spotify.com/pod/show/thrtech
Investor presentation

Listen to our podcasts to learn more

https://podcasters.spotify.com/pod/show/thrtech